SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Olden Lane Funds Trust

Address of Principal Business Office:

200 Forrestal Rd #3B

Princeton, NJ 08540

Telephone: (609) 436-9595

Agent for Service of Process:

Corporation Service Company

2711 Centerville Road, Suite 400

Wilmington, Delaware 19808

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES /X/

NO  /   /

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Princeton and in the State of New Jersey on the 7th day of October, 2016.

[SEAL]

Signature:

OLDEN LANE FUNDS TRUST

By:

/s/ Michel Serieyssol

Michel Serieyssol, Initial Trustee

Attest:

  /s/ Peter Marquardt

Peter Marquardt, Chief Compliance Officer